Exhibit 1

Japan Finance Corporation
for Municipal Enterprises

This description of Japan Finance Corporation for Municipal Enterprises is dated September 26, 2006 and appears as Exhibit 1 to its Annual Report on Form 18-K to the U.S. Securities and Exchange Commission.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES.

FURTHER INFORMATION
     This document appears as an exhibit to the Annual Report of Japan Finance Corporation for Municipal Enterprises filed with the U.S. Securities and Exchange Commission (the Commission) on Form 18-K for the fiscal year ended March 31, 2006. Additional information with respect to JFM is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the Commission’s public reference room can be obtained by calling the Commission at 1-800-SEC-0330. Copies of such documents may also be obtained from JFM by telephoning 813-3539-2690. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

     In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on September 25, 2006, as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥116.24 = $1.00, and the noon buying rate on September 22, 2006 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥116.45 =$1.00.
     References to fiscal years of JFM are to the 12-month periods commencing on April 1 of the year indicated.
     Figures in tables may not add up to totals due to rounding.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
     Japan Finance Corporation for Municipal Enterprises (JFM) was established in 1957 as a governmental financial institution under the Japan Finance Corporation for Municipal Enterprises Law (the JFM Law). JFM provides low-cost, long-term funds for projects undertaken by municipal enterprises and for certain construction projects undertaken by local governments and their public corporations. JFM raises funds from the domestic and foreign markets through the issuance of bonds.
     JFM’s capital is wholly owned by the central government and JFM is subject to governmental control and supervision. JFM’s annual budget of revenues and expenditures is included in the Central Government Agencies Budget formulated by the Minister of Finance, which is subject to approval by the Diet. The Governor and the Auditor of JFM are appointed by the Minister for Internal Affairs and Communications and the Minister of Finance.
CAPITALIZATION
     The capitalization of JFM as of March 31, 2006 was as follows:

(in millions)
Domestic bonds:
Government guaranteed bonds:
0.5%-3.4% Guaranteed Bonds due 2006-2020	¥15,275,940
Non-government guaranteed private placement bonds	4,118,210
Non-government guaranteed public offering bonds	1,420,000
Government guaranteed bonds issued overseas	1,011,054

Total long-term bonds(1)	21,825,203

Obligations for entrusted loans	395,257
Fund for the improvement of operations of municipal enterprises	873,925
Accrued expenses payable and other payables	17,296
Reserves for reduced interest loans	178,711
Reserves for loss on refinance of bonds	2,599,868
Capital	16,600

Total capitalization	¥25,906,861

(1)	Includes current maturities. For additional information relating to long-term bonds, see Note 2 of “Notes to Financial Statements” included in this Annual Report.

STATEMENTS OF INCOME
     The following statements of income should be read in conjunction with the other financial statements and “Notes to Financial Statements” included in this Annual Report.

	Years ended March 31,
	2002	2003	2004	2005	2006
	(in millions)
Revenues
Interest on loans
Interest on long-term loans	¥939,015	¥908,344	¥861,938	¥822,311	¥777,094
Interest on loans in process	22	5	0	1	14
Interest on short-term loans	1	—	—	—	2

	939,037	908,349	861,938	822,312	777,111

Fees for entrusted loans	287	298	276	280	209
Interest on deposits	315	130	58	50	121
Interest on securities	102	—	—	—	—
Profit on securities sold	1,642	8	55	27	—
Miscellaneous interest received	1,024	962	—	—	—
Miscellaneous income	157	5,267	713	556	831
Transfer from fund for the improvement of operations of municipal enterprises	7,963	6,609	6,100	3,659	2,654
Gains on sales of fixed assets	—	—	—	302	—
Reversal of reserves for reduced interest loans	—	24,510	24,178	23,465	22,227

Total revenues	¥950,528	¥946,134	¥893,318	¥850,652	¥803,153

Expenses
Interest on bonds	¥679,223	¥617,509	¥542,452	¥477,873	¥421,608
Interest on short-term borrowing	0	2	0	—	—
Miscellaneous interest payments	—	291	347	347	347
Office expenses	1,735	1,726	1,674	1,796	1,615
Bond-issue costs	4,793	4,310	5,456	4,052	3,341
Depreciation	49	56	55	65	70
Amortization of deferred bond expenses	16,525	10,593	12,100	12,503	9,255
Miscellaneous losses	0	0	2	1	0
Loss on disposal of fixed assets	—	81	60	36	—
Loss of bond redemption	—	—	—	14,863	2,623
Provision for reserves for reduced interest loans	45,281	65,787	58,492	54,030	49,502
Provision for reserves for loss on refinance of bonds	202,921	245,780	272,681	285,087	314,793

Total expenses	¥950,528	¥946,134	¥893,318	¥850,652	¥803,153

BUSINESS
Purpose and Authority
     Under the JFM Law, JFM’s objective is to contribute to enhancing the welfare of residents by providing long-term, low and fixed-interest rate funds for projects undertaken by municipal enterprises and for certain construction projects undertaken by local governments and public corporations established by local governments. Municipal enterprises are departments within local governments which undertake public service activities, such as water supply, sewerage, hospitals and transportation facilities, that are accounted for independently from general services like social welfare and education. JFM raises funds from the domestic and foreign markets through the issuance of bonds.
Central Government Control and Supervision
     JFM is under the control and supervision of the central government in conducting its operations. The central government draws up a plan for its Fiscal Investment and Loan Program (Zaito plan) each year. The annual Zaito plan, which is subject to approval by the Diet, determines the allocation of funds and extent of government guarantees for institutions like JFM which implement central government policy. The Local Government Borrowing Program specifies the amounts to be raised each year by local governments to support certain projects and the means by which the funds will be raised. JFM’s annual budget is included in the Government Agencies Budget for that fiscal year, which is also subject to approval by the Diet. JFM’s accounts are audited by JFM’s Auditor and submitted to the Diet after examination by the Board of Audit of Japan, an independent supervisory body.
     As indicated under Management, the Governor and the Auditor of JFM are appointed by the Minister for Internal Affairs and Communications and the Minister of Finance.
     JFM’s lending operations are financed primarily through issuances of JFM’s bonds guaranteed by the central government under the Zaito plan, but also through issuances of JFM’s bonds without any guarantee. The amount of bonds to be issued by JFM in each fiscal year is subject to Diet approval.
Reform of Policy-based Finance
     The central government has been steadily promoting the reform of governmental financial institutions including JFM, and on December 24, 2005, the cabinet approved the Important Policy of Administrative Reform, which sets out, among other items, reforms regarding policy-based finance, special public institutions and special accounts. Based on the policy, on May 26, 2006, the Law Concerning Promotion of Administrative Reform to Bring about a Simple and Efficient Government (the “Administrative Reform Promotion Law”) was enacted in the Diet session.
     In the Administrative Reform Promotion Law, the following is stated with respect to JFM:
•	JFM in its current form will be abolished in fiscal year 2008, and the current structure whereby JFM raises funds for local governments will be transformed into a new structure in which funds are raised through the capital markets or other types of financial transactions are utilized; and

•	The central government will take measures to establish the necessary financial foundation for the new structure.
     Further, the Law stipulates the following points to be considered with respect to the implementation of the reform of policy-based finance.

•	The assets and liabilities of the present governmental financial institutions will be strictly and closely evaluated. Those assets which are unnecessary for the successor entities of the present governmental financial institutions in conducting their operations smoothly and which were directly invested by the central government will revert to the national treasury.

•	The interests of borrowers or beneficiaries of other operations of governmental financial institutions or the interests of the holders of outstanding bonds issued by such financial institutions will not be unjustly violated.
     Subsequently, on June 27, 2006, the Administrative Reform Promotion Headquarters adopted the Plan for a System for the Reform of Policy-based Finance (the “Plan”).
     In the Plan, the following was stated with respect to JFM.
     Abolition of JFM and new system after the abolition
     1. Basic Policy
(1)	JFM in its current form will be abolished in fiscal year 2008, and with respect to fund raising for local governments after the abolition, a new structure will be in effect for the efficient raising of funds from the capital markets or utilizing other types of financial transactions. Measures to establish the necessary financial foundation for the new structure will be taken.

(2)	Local governments will undertake innovative approaches for raising funds, such as by utilizing the capital markets, while ensuring that, through methods such as joint fund raising, the fund raising activities of local governments with weak financial capability will not be adversely affected.

(3)	Taking into consideration the importance of decentralization, the new structure will be based on transforming the structure, which is currently managed by the central government, into a structure which will be managed by local governments.

(4)	Necessary provisional measures will be implemented in respect of refinancing bonds to be issued for existing loans made to local governments.
     2. Details of New Structure
(1)	JFM in its current form will be abolished in fiscal year 2008.

(2)	Local governments will jointly establish a new institution for fund raising.

(3)	In addition to the improvement of conditions for each local government in raising funds, the institution will, when required, raise funds through the issuance of bonds and provide loans to individual local governments. In such case, the central government will not contribute new capital investments and guarantees or personnel, financial or other resources to the institution.

(4)	The existing assets and liabilities of JFM will be transferred to and managed by the institution, upon conducting due diligence.

(5)	Through utilizing the financial foundation of JFM, a safety net will be created within the new structure in relation to fund raising for local governments with weak financial capability. This safety net will be operated primarily by local governments through the institution and by other means.

(6)	The central government will develop a necessary legal system for such structure.
     3. Other
(1)	The process for abolishing JFM will be assessed and monitored by a panel tasked with discussing administrative downsizing and improving the efficiency of the central government.
     Common matters to be noted
(1)	Strict and close evaluation of the assets and liabilities of the present governmental financial institutions
•	A third-party will strictly and closely evaluate the assets and liabilities. Necessary measures, such as securing a financial foundation which does not disturb a smooth implementation of business operations, will be taken.
(2)	Provisional measures
•	Provisional measures will be implemented to prevent the interests of borrowers of loans of the present governmental financial institutions and the interests of holders of outstanding bonds issued by such financial institutions from being unjustly violated, and legal measures necessary for such implementation will be taken.
(3)	Others
•	Transformation into the new institution will take place in October 2008, a time of year believed to minimize any adverse impact on users.

•	The drafting of concrete legislation based on the Plan should be undertaken with due care to prevent any omissions, and a bill will be submitted at the latest to the next regular session of the Diet.
Loan Operations
     JFM’s loan operations can be broadly divided into general loans, loans to public corporations and entrusted loans. General loans are loans to local governments. Loans to public corporations, for construction of local toll roads and acquisition of land for development, are made under the guarantee of the local government owning the public corporation. Entrusted loans are loans from funds entrusted to JFM by the Agriculture, Forestry and Fisheries Finance Corporation, a governmental financial institution, which are used for on-lending to local governments for financing maintenance of public forests and improvements of pastures.
     The following tables give details of the loans extended by JFM during each of the five years in the period ended March 31, 2006.

Loans Extended

	Years ended March 31,
	2002		2003		2004		2005		2006
	(in billions)
General Loans And Loans To Local Public Corporations
Community facilities
Water supply	¥248	13.7%	¥237	13.7%	¥236	13.8%	¥231	14.0%	¥186	13.3%
Gas supply	9	0.5	4	0.2	3	0.1	3	0.2	1	0.1
Sewerage	636	35.2	619	35.7	626	36.6	576	35.0	497	35.5
Public housing	59	3.3	49	2.8	46	2.7	34	2.1	28	2.0
High school construction	9	0.5	6	0.3	7	0.4	6	0.4	4	0.3
Improvement of rivers and other waterways	25	1.4	17	1.0	20	1.2	19	1.1	5	0.4
Hospitals	94	5.2	120	7.0	108	6.3	97	5.9	74	5.3
Elderly care	0	0.0	4	0.2	6	0.4	5	0.3	7	0.5

	1,080	59.8	1,056	60.9	1,052	61.5	971	59.0	802	57.3

Road construction and transportation facilities
Transportation (excluding subways)	5	0.3	5	0.3	5	0.3	6	0.4	5	0.4
Subways	144	8.0	144	8.3	142	8.3	134	8.1	97	6.9
Local road construction	418	23.1	379	21.9	376	21.9	368	22.4	261	18.6
Toll roads and parking facilities	8	0.4	6	0.3	2	0.1	2	0.1	4	0.3
Recreation facilities	3	0.2	1	0.1	2	0.1	1	0.1	0	0.0

	578	32.0	535	30.9	527	30.7	511	31.1	367	26.1

Industry and distribution-related facilities
Industrial water supply	18	1.0	14	0.8	13	0.8	11	0.7	8	0.5
Electricity supply	4	0.2	3	0.2	3	0.1	1	0.1	1	0.1
Port facilities	19	1.0	14	0.8	13	0.8	13	0.8	8	0.6
Regional development	16	0.9	12	0.7	11	0.6	1	0.1	—	—
Industrial waste disposal	—	—	0	0.0	1	0.1	5	0.3	4	0.3
Markets	10	0.5	9	0.6	4	0.2	6	0.3	7	0.5
Slaughter house	1	0.1	4	0.2	1	0.1	1	0.1	1	0.1

	68	3.7	56	3.3	46	2.7	38	2.4	29	2.0

Refinance loans	60	3.3	70	4.0	70	4.1	110	6.7	200	14.3

General Loans (subtotal)	1,786	98.8	1,717	99.1	1,695	99.0	1,630	99.2	1,398	99.7

Local toll road public corporations	21	1.2	16	0.9	16	1.0	14	0.8	5	0.3
Local land development public corporations	—	—	—	—	—	—	—	—	—	—

Loans to local public corporations (subtotal)	21	1.2	16	0.9	16	1.0	14	0.8	5	0.3

Total	¥1,807	100.0%	¥1,733	100.0%	¥1,711	100.0%	¥1,644	100.0%	¥1,402	100.0%

Entrusted Loans
Forests	¥20	90.9%	¥28	96.6%	¥27	97.0%	¥42	98.7%	¥16	98.2%
Pastures	2	9.1	1	3.4	1	3.0	1	1.3	0	1.8

Total	¥22	100.0%	¥29	100.0%	¥28	100.0%	¥43	100.0%	¥17	100.0%

Loans Outstanding

	As of March 31,
	2002		2003		2004		2005		2006
	(in billions)
General Loans And Loans To Local Public Corporations
Community facilities
Water supply	¥5,162	21.5%	¥5,157	21.0%	¥5,131	20.6%	¥5,077	20.3%	¥4,974	20.1%
Gas supply	97	0.4	93	0.4	88	0.4	76	0.3	70	0.3
Sewerage	9,075	37.7	9,349	38.1	9,591	38.5	9,741	38.9	9,779	39.5
Public housing	930	3.9	911	3.7	890	3.6	858	3.4	820	3.3
High school construction	127	0.5	122	0.5	119	0.5	115	0.5	110	0.4
Improvement of rivers and other waterways	391	1.6	378	1.6	367	1.5	355	1.4	330	1.3
Hospitals	108	0.5	227	0.9	327	1.3	406	1.6	457	1.8
Elderly care	0	0.0	4	0.0	10	0.1	15	0.1	21	0.1

	15,890	66.1	16,241	66.2	16,523	66.5	16,643	66.5	16,561	66.9

Road construction and transportation
Transportation (excluding subways)	25	0.1	24	0.1	24	0.1	24	0.1	25	0.1
Subways	1,451	6.0	1,510	6.2	1,565	6.3	1,613	6.5	1,622	6.5
Local road construction	5,268	21.9	5,354	21.8	5,410	21.7	5,434	21.7	5,330	21.5
Toll roads and parking facilities	172	0.7	166	0.7	156	0.6	146	0.6	136	0.5
Recreation facilities	33	0.2	30	0.1	28	0.1	23	0.1	20	0.1

	6,949	28.9	7,084	28.9	7,183	28.8	7,240	28.9	7,133	28.8

Industry and distribution-related facilities
Industrial water supply	426	1.8	411	1.7	399	1.6	383	1.5	357	1.4
Electricity supply	131	0.5	126	0.5	120	0.5	110	0.5	102	0.4
Port facilities	118	0.5	125	0.5	130	0.5	135	0.5	133	0.5
Regional development	162	0.7	164	0.7	164	0.6	143	0.6	122	0.5
Industrial waste disposal	0	0.0	0	0.0	1	0.0	6	0.0	10	0.0
Markets	132	0.5	131	0.5	124	0.5	120	0.5	117	0.5
Slaughter house	2	0.0	5	0.0	6	0.0	8	0.0	8	0.0

	971	4.0	962	3.9	944	3.7	905	3.6	849	3.4

General Loans (subtotal)	23,810	99.0	24,287	99.0	24,650	99.0	24,788	99.1	24,543	99.1

Local toll road public corporations	236	1.0	236	1.0	237	1.0	235	0.9	222	0.9
Local land development public corporations	1	0.0	1	0.0	1	0.0	1	0.0	—	—

Loans to local public corporations (subtotal)	237	1.0	237	1.0	238	1.0	236	0.9	222	0.9

Total	¥24,047	100.0%	¥24,524	100.0%	¥24,888	100.0%	¥25,024	100.0%	¥24,765	100.0%

Entrusted Loans
Forests	¥396	91.7%	¥389	91.7%	¥381	91.8	¥373	92.0%	¥365	92.3%
Pastures	36	8.3	35	8.3	34	8.2	32	8.0	30	7.7

Total	¥432	100.0%	¥424	100.0%	¥415	100.0%	¥405	100.0%	¥395	100.0%

Loan Terms
     The terms and conditions applicable to JFM’s loans other than entrusted loans are determined by JFM in accordance with the costs of funds procured by JFM and are contingent upon the approval of the Minister for Internal Affairs and Communications and the Minister of Finance. The terms and conditions of entrusted loans are determined by the Agriculture, Forestry and Fisheries Finance Corporation.
     Interest Rates
     Loans are generally made available at fixed rates of interest which, for substantially all of JFM’s loans, are only marginally higher than the interest rates applicable to loans extended by the central government. JFM charges three types of interest rates on its loans: the Standard Rate, Special Rate and Temporary Special Rate. The Standard Rate is determined in light of JFM’s financing costs, using a cash flow analysis and according to the maturity and repayment structure of the applicable loan so as to equalize the discounted present value of cash-flows from loans with that of cash-flows from funds raised. With respect to loans to certain projects, such as water supply, sewerage, industrial water supply, transportation and hospitals, JFM offered the Special Rate or the Temporary Special Rate, which is reduced rate as compared to the Standard Rate. For fiscal year 2006, the Special Rate is 0.30% lower than the Standard Rate, and the Temporary Special Rate is 0.35% lower than the Standard Rate. For fiscal year 2005 JFM offered the Standard Rate to 1.0%, the Special Rate to 77.8% and the Temporary Special Rate to 21.2% respectively, of the total amount of loans extended, except for refinance loans. JFM has established Reserves for Reduced Interest Loans in order to protect its future financial soundness and ability to continue to provide local governments with lower interest rate loans.
     In addition, JFM offers borrowers an option to select either a single fixed interest rate applied until maturity or an adjustable interest rate, in which case the interest rate is adjusted every ten years.
     Maturities
     The maturities of loans range from short-term municipal enterprise loans (which must be repaid within the fiscal year) to loans for financing the construction of water supply, sewerage and subway facilities which can have maturities of up to 28 years. The maturities of long-term loans vary depending upon the projects for which such loans are extended. The terms and conditions applicable to loans extended by JFM are designed to accommodate flexibility to projects to which JFM loans are extended; for example, the interest rates may vary to reflect the maturity of loans and costs of procuring funds for lending, and early redemption at the option of the borrower is possible.
     The following table sets forth information concerning the maturities of JFM’s outstanding loans as of March 31, 2006.
Loans Outstanding by Maturity

	(in millions)
5 years or less	¥1,343,412	5.4%
More than 5 years to 10 years	3,906,489	15.8%
More than 10 years to 20 years	12,083,087	48.8%
More than 20 years	7,432,906	30.0%

Total	¥24,765,895	100.0%

Funds Available for Lending
     The following table gives details of JFM’s funds available for lending for the past five fiscal years (other than funds entrusted by the Agriculture, Forestry and Fisheries Finance Corporation).

	Years ended March 31,
	2002	2003	2004	2005	2006
	(in billions)
Cash and deposits at the beginning of the year	¥1,125	¥1,216	¥962	¥716	¥666
Government guaranteed bonds (domestic)	1,537	1,104	1,391	1,130	951
Government guaranteed bonds (foreign)	130	70	130	122	128
Non-guaranteed public offering bonds (domestic)	100	220	300	400	399
Non-guaranteed private placement bonds	380	240	482	408	335
Contributions of the proceeds from public races	12	15	11	11	9
Proceeds from collection of loans	1,137	1,256	1,347	1,508	1,663
Other	990	964	871	825	780

Subtotal	¥5,410	¥5,086	¥5,492	¥5,120	¥4,932
Bonds redeemed and other outflows	2,387	2,392	3,065	2,810	2,806

	Years ended March 31,
	2002	2003	2004	2005	2006
	(in billions)
Funds available for lending	3,024	2,695	2,427	2,310	2,126
Total loan funds	¥1,807	¥1,733	¥1,711	¥1,644	¥1,405

Cash and deposits at the end of the year	1,216	962	716	666	721

     The major source of funds for JFM’s loan operations are proceeds from the issuance of bonds, which account for almost all of its externally generated funds. A large portion of JFM’s publicly offered bonds are guaranteed by the central government and almost all of them are due 10 years from their date of issuance. Since fiscal year 2001, JFM has been able to issue non-government guaranteed bonds by way of public offerings in the domestic market. JFM also issues private placement bonds, which are privately placed and not guaranteed by the central government. Since July 1983, JFM has been able to issue government guaranteed bonds in foreign markets and has made 61 such issues.
     Contributions of the proceeds from horse, bicycle, motorcycle and boat races, operated exclusively by local governments, are forwarded to JFM in accordance with the Local Finance Law. The contributions are accumulated in a separate account (Fund for the Improvement of Operations of Municipal Enterprises) and moneies transferred from returns from the management of the Fund to the accounts are applied to contribute to the reduction of interest rates on loans to local governments.
     JFM previously received subsidies from the central government which were regarded as compensation for costs incurred by JFM in extending loans at low interest rates. As of April 1, 2001, the subsidies from the central government were abolished.
Risk Management
     JFM established the Risk Management Committee as part of its efforts to identify and formulate appropriate responses to the various risks JFM must deal with in the course of operations, including interest rate risk. In addition, JFM is promoting more advanced analytical procedures for its asset and liability management.
Credit Risk Management
     JFM has never experienced a default or a delinquent payment on any loan because JFM only provides loans to local governments and their affiliated public corporations with the guarantee of the relevant local government.
     JFM believes that the risk that local governments may fail to repay their debts is low for the following reasons:
     1. The ability of each local government to make all necessary debt payments is thoroughly examined by the Minister for Internal Affairs and Communications or its respective prefectural governor before funds are borrowed.
     2. Necessary funds for payment of debt obligations of local governments are incorporated in the Local Government Fiscal Program.
     3. If the ratio of debt-service expenditure to total expenditure of a local government exceeds a certain extent of its account settlement, new borrowing is restricted pursuant to relevant laws and regulations. Moreover, strict financial reconstruction measures will be implemented for local governments which have deficits exceeding a certain ratio.
     4. Local governments have taxation authority.
     5. Bankruptcy laws are not applicable to local governments.

     The following is a framework of the consultation system for local governments’ borrowing, which was introduced in fiscal 2006:
     1. Local governments must consult with the Minister for Internal Affairs and Communications or its respective prefectural governor with regard to the making of new borrowings.
     2. Local governments can borrow public funds, including JFM funds, only after receiving the consent of the Minister for Internal Affairs and Communications or its respective prefectural governor as a result of such consultation.
     3. With regard to local governments’ borrowings to which the consent has been given, the funds for the payment of debt obligations of local governments are incorporated in the Local Government Fiscal Program and are eligible for the Local Allocation Tax.
     4. In order for a local government to make a borrowing without obtaining the consent, the head of the local government must report to its legislative council in advance.
     5. With respect to local governments and municipal enterprises whose accumulated deficit exceeds a certain level and local governments whose ratio of debt-service expenditure to total expenditure exceeds a certain level, the approval of the Minister for Internal Affairs and Communications or the relevant prefectural governor should still be obtained with regard to the making of new borrowings.
     In light of the above, JFM believes that the shift from the approval system to the new consultation system does not have a material effect with respect to the preservation of JFM’s loans to local governments.
Management of Market Risk
     Risk of Interest Rate Fluctuation. JFM extends loans to local governments mostly at fixed interest rates, with a maximum maturity of 28 years and an average final maturity of 25 years on the one hand, and procures most of the funds for loans by issuing 10-year bonds, on the other. Therefore, it is necessary in normal circumstances to roll over such bonds twice before a loan is finally repaid, and this exposes JFM to interest rate risk.
     JFM takes the following measures to reduce the interest rate risk accompanying such duration gap between loans and procured funds.
     1. JFM provides for the Reserves for Loss on Refinance of Bonds, and all of the gains produced by the refinance of bonds are retained in the Reserves in order to reduce this interest rate risk. At the end of fiscal year 2005, the Reserves stood at ¥2.6 trillion, which accounted for 10.0% of the total assets.
     2. JFM continues its issuance of long-term bonds with maturities exceeding ten years.
     In addition, JFM has been examining other methods to reduce interest rate risk at the Risk Management Committee.
     Price risk. JFM is only allowed to invest surplus funds in short-term instruments with high credit ratings, and in principle holds them until maturity. In addition, JFM does not conduct securities trading operations. As a result, JFM believes it is subject to relatively low price risk.
     Foreign exchange risk. Although JFM issues bonds denominated in foreign currencies, it is JFM’s basic policy to fully hedge the foreign exchange risk involved in these issues through currency swaps or long-term forward exchange contracts and to date, all of the foreign currency liabilities have been fully hedged through those methods.

Counterparty risk accompanying currency swaps is strictly managed by closely monitoring the credit standing of the counterparties and JFM’s exposure to each counterparty.
     Other market risks. In fiscal years 2004 and 2005, JFM issued inflation-indexed bonds, which exposed JFM to the risk of changes in the principal amount to be redeemed. To hedge this risk, JFM used swaps to help ensure the redemption money is fully procured.
Liquidity Risk Management
     JFM believes it is subject to extremely low liquidity risk, as JFM can stably procure funds through the issuance of guaranteed or non-guaranteed bonds while the timing of lending to local governments is predictable in most cases. In addition, JFM manages its funds by preparing daily fund management reports and cash flow sheets in accordance with a quarterly cash flow schedule. Moreover, JFM prepares for unforeseen incidents by maintaining overdraft accounts at multiple banks. JFM also pays due consideration to its liquidity and financial security in managing its funds.
Operational Risk Management
     JFM has rules concerning compliance and the Compliance Committee, which deliberates on important issues with the aim of ensuring compliance with laws and other matters relevant to operations and prepares against infractions. JFM also undertakes concrete measures such as distributing its Compliance Manual to all staff members and providing staff members with compliance training.
Systems Risk Management
     JFM has a number of policies in place to manage systems risk in working to secure and appropriately use its intellectual property. JFM has also formulated a contingency plan that establishes procedures for responding to computer system failures caused by unanticipated events.

MANAGEMENT
     JFM is managed by a Governor and up to four Senior Executive Directors. In addition, it has one Auditor. The Governor and the Auditor are appointed by the Minister for Internal Affairs and Communications and the Minister of Finance. The Senior Executive Directors are appointed by the Governor with the approval of these Ministers.
     The Governor supervises the operations and holds the right of final decision and representation on all matters related to JFM. The Senior Executive Directors assist the Governor in the performance of his duties.
     The Auditor is responsible for auditing the accounts of JFM, and may submit reports to the Governor and the Ministers mentioned above at his discretion.
     The officers of JFM as of the date of this Exhibit are as follows:

Governor	Yuji Watanabe

Senior Executive Directors	Isao Kimura
Senior Executive Director in charge of overall coordination, Corporate Planning and Administration Department and Loan Department
Takeshi Iijima
Senior Executive Director in charge of Treasury Department
Toshiharu Ishiki
Senior Executive Director in charge of Loan Administration and Research Department
Takao Kodama
Senior Executive Director

Auditor	Isao Hashimoto
DEBT RECORD
     There has been no default of interest or principal on any obligation of JFM.
FINANCIAL STATEMENTS AND AUDITOR
     The accounts of JFM are not audited by independent public accountants. The Auditor is required to make an audit of JFM’s accounting records, and its financial statements must be approved by the Minister of Finance. Thereafter, JFM’s fiscal year-end results are inspected by the Board of Audit of Japan, an independent supervisory body established by The Constitution of Japan, and submitted to the Diet by the Cabinet together with the financial statements.
     JFM’s financial statements appearing in this Annual Report were prepared in accordance with the JFM Law and the Law Concerning the Budget and Settlement of Accounts of Public Corporations and the regulations thereunder, as well as with accounting principles and procedures generally followed by governmental financial institutions in Japan. Such principles and practices are stated in Note 1 of “Notes to Financial Statements”. These principles and practices differ in some respects from generally accepted accounting principles in the United States.

REPORT OF THE AUDITOR
Mr. Yuji Watanabe, Governor
   Japan Finance Corporation for Municipal Enterprises
   Shisei Kaikan (Municipal Research Building)
   1-3 Hibiya Koen, Chiyoda-ku, Tokyo
     I have audited the balance sheet of Japan Finance Corporation for Municipal Enterprises as of March 31, 2006 and the related statement of income for the fiscal year ended March 31, 2006.
     The audit was made in accordance with the Japan Finance Corporation for Municipal Enterprises Law and the Law Concerning the Budget and Settlement of Accounts of Public Corporations.
     The balance sheet as of March 31, 2005 and the related statements of income for the four fiscal years ended March 31, 2005 were also audited in accordance with these Laws.
     The accounting principles and procedures followed by Japan Finance Corporation for Municipal Enterprises are those generally followed by governmental financial institutions in Japan, and the aforesaid balance sheets and statements of income have been prepared in conformity with such accounting principles and procedures applied on a consistent basis in all material respects.
     The accompanying statements of income for the five fiscal years ended March 31, 2006 have been prepared by reclassifying said financial statements in certain respects. I have reviewed the reclassifications made in preparing the accompanying statements of income and, in my opinion, such statements of income as reclassified fairly present on a consistent basis the financial position of Japan Finance Corporation for Municipal Enterprises and the results of its operations for the five fiscal years ended March 31, 2006.

/s/ Isao Hashimoto
Isao Hashimoto
Auditor Japan Finance Corporation for Municipal Enterprises

May 31, 2006
Tokyo, Japan

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
BALANCE SHEETS

	March 31,
	2005	2006
	(in millions)
Assets
Long-term loans	¥25,024,051	¥24,765,895
Entrusted loans	405,272	395,257
Cash and deposits	665,836	621,063
Securities	—	99,984
Accrued income	23,611	22,137
Fixed assets	2,570	2,525

Total assets	¥26,121,340	¥25,906,861

Liabilities and Capital
Bonds	¥22,377,652	¥21,825,203
Obligations for entrusted loans	405,272	395,257
Accrued expenses	12,540	13,549
Deferred income	5,205	3,747
Other payables	3	0
Fund for the improvement of operations of municipal enterprises	867,556	873,925
Reserves for reduced interest loans	151,437	178,711
Reserves for loss on refinance of bonds	2,285,075	2,599,868
Capital	16,600	16,600

Total liabilities and capital	¥26,121,340	¥25,906,861

See “Notes to Financial Statements”.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
NOTES TO FINANCIAL STATEMENTS
     The following notes to the financial statements include information which is not required under accounting principles and procedures generally followed by governmental financial institutions in Japan but is presented herein as additional information.
1. Summary of Significant Accounting Policies:
Basis of presentation
     Pursuant to the Japan Finance Corporation for Municipal Enterprises Law and the Law Concerning the Budget and Settlement of Accounts of Public Corporations, JFM prepares annual financial statements and fiscal year-end results for each fiscal year.
     The financial statements are submitted to the Minister of Finance for approval through the designated government ministers. JFM’s fiscal year-end results are submitted to the Minister of Finance without delay through the designated government ministers once the Minister of Finance has approved the financial statements.
     Once the financial statements and the fiscal year-end results have been submitted to the Cabinet, they are submitted to the Board of Audit, a supervisory body established under the Constitution of Japan. The fiscal year-end results are then inspected by the Board of Audit and submitted by the Cabinet together with the financial statements to the Diet.
     The financial statements and fiscal year-end results are prepared in accordance with accounting principles and procedures generally followed by governmental financial institutions in Japan.
Securities
     Securities are stated at cost. Earnings from securities are recorded on a cash basis. The effect of the departure from the accrual basis is immaterial.
Method of Depreciation
     The straight-line method is applied based on the standards laid out by the Corporation Tax Law. The cumulative depreciation amount for fixed assets as of March 31, 2006 is ¥416,692,523.
Criteria for Appropriation of Reserves
     Reserves for Reduced Interest Loans
     Among projects financed by loans, JFM provides loans at the Special Rate or the Temporary Special Rate that is lower than the Standard Rate and is applied to projects closely related to residents’ lives and welfare.
     To cover losses that arise from providing funds at reduced interest rates, JFM sets aside Reserves for Reduced Interest Loans in the amount calculated in accordance with the relevant ministry ordinance. This amount is basically a portion of the interest that is reduced for the reduced-interest loan and is added to the reserve during the fiscal year in which the loan is made.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
NOTES TO FINANCIAL STATEMENTS — (Continued)
     Reserves for Loss on Refinance of Bonds
     JFM makes loans mainly to local governments at a fixed rate of interest with maturities of up to 28 years. Most of the funding for such loans comes from the issuance of bonds, consisting mainly of government-guaranteed bonds with 10 years’ maturity. As a result of this type of funding, any loans having maturities in excess of 10 years will expose JFM to interest rate risks associated with the refinance of 10-year bonds. In the event that any profits, determined in accordance with methods of computation provided by the designated government ministers, are made in a fiscal year as a result of the refinance of JFM’s outstanding bonds, JFM sets aside as Reserves for Loss on Refinance of Bonds for that fiscal year an amount determined by JFM with the consent of the designated government ministers provided that the total amount of the Reserve for Loss on Refinance of Bonds for the related fiscal year is no greater than a maximum of 12.5% of the aggregate amount at the end of the related fiscal year of loans made by JFM to local governments and subscriptions by JFM for local loans.
Other Material Factors in Preparing Financial Statements:
     Consumption tax
     Income and expense subject to consumption tax include related consumption taxes paid or received.
     Deferred accounts
     Amortization methods of deferred accounts are as follows:
(1)	Expenses for bond issues

Amortized based on ministry ordinances designated by the Minister of Finance in accordance with laws and regulations.

(2)	Discount on bonds

Amortized based on ministry ordinances designated by the Minister of Finance in accordance with laws and regulations.
     Loans
     There are no loans which are past due for six months or more.
2. Translation of foreign currencies
     All of JFM’s foreign currency bonds are covered by currency swaps or forward exchange contracts. The discount on forward exchange contracts has been recorded in deferred income and amortized over the period of related bonds. The amortized deduction income is recorded as a deduction of interest on bonds each fiscal year.
3. Entrusted loans
     Entrusted loans are loans from funds entrusted by the Agriculture, Forestry and Fisheries Finance Corporation (a governmental financial institution) to JFM, which are used for secondary lending to local governments for financing maintenance of public forests and improvements of pastures. Loans made and collected are for the account of such corporation. While the amounts of such entrusted funds are recorded as a liability of JFM, with the loans made from such funds correspondingly recorded as an asset of JFM, the financial statements of JFM do not reflect interest received on such funds or the costs associated with such funds, except lending-management fees received from the entrustor.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
NOTES TO FINANCIAL STATEMENTS — (Continued)
4. Fund for the Improvement of Operations of Municipal Enterprises
     This Fund is accounted for separately from the accounts of JFM. Contributions of the proceeds from public races, together with interest on investments, accumulate in the Fund. Monies are transferred from returns from the management of the Fund to the accounts of JFM to contribute to the reduction of interest rates on loans to local governments.
5. Reserves for Possible Loan Losses
     JFM has never experienced any loan losses. Accordingly, no reserves for loan losses have been maintained.
6. Appropriation of Profits
     JFM is exempted from income tax on its earnings under Japan’s Corporate Tax law. It is, however, required by the Japan Finance Corporation for Municipal Enterprises Law to pay to the national treasury any profits that remain after the settlement of profits and losses each fiscal year.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
NOTES TO FINANCIAL STATEMENTS — (Continued)
7. Bonds Issued and Outstanding
     JFM bonds issued, as of March 31, 2005 and 2006, including bonds due within one year, consisted of the following:

	2005	2006
	(in millions)
Government guaranteed bonds (domestic)	¥16,021,230	¥15,275,940
Non-guaranteed private placement bonds	4,375,702	4,118,210
Non-guaranteed public offering bonds	1,020,000	1,420,000
Government guaranteed bonds (foreign-SFr)	37,257	26,607
Government guaranteed bonds (foreign-DM)	51,669	38,196
Government guaranteed bonds (foreign-U.S. dollar)	320,606	395,062
Government guaranteed bonds (foreign-£)	51,426	51,426
Government guaranteed bonds (foreign-NLG)	19,091	19,091
Government guaranteed bonds (foreign-FFr)	21,165	21,165
Government guaranteed bonds (foreign-NZ$)	7,466	7,466
Government guaranteed bonds (foreign-Euro)	122,040	122,040
Government guaranteed bonds (non-domestic Yen)	330,000	330,000

Total	¥22,377,652	¥21,825,203

     The aggregate annual maturities of bonds outstanding, including bonds due within one year, as of March 31, 2006 were as follows:

Years ended March 31,	Domestic	Foreign	Total
	(in millions)
2007	2,237,655	82,378	2,320,033
2008	2,325,138	86,036	2,411,174
2009	2,395,422	38,196	2,433,618
2010	2,319,979	78,319	2,398,298
2011	2,147,134	116,780	2,263,914
Thereafter	9,388,822	609,345	9,998,167
8. Capital
     In accordance with the provisions of the Japan Finance Corporation for Municipal Enterprises Law, all of the capital of JFM has been contributed in cash by the central government. The cumulative capital contribution as of March 31, 2006 was ¥16,600 million.

SUPPLEMENTAL TABLE
     Long-term bonds of JFM as of March 31, 2006(1):

		(in millions)
Domestic bonds:
Government guaranteed bonds:
0.5%-3.4% Guaranteed Bonds due 2006-2020 issued in 1996-2006		¥15,275,940
Non-guaranteed private placement bonds:
Bonds 7, 10 years due 2006-2016 issued in 1996-2006		4,118,210
Non-guaranteed public offering bonds due 2011-2035 issued in 2001-2006		1,420,000

Total domestic bonds		¥20,814,150
Government guaranteed bonds issued overseas (2):
Swiss Franc bonds:
4.375% Guaranteed Bonds due 2006 (SFr 150,000) issued in 1996		13,023
3.000% Guaranteed Bonds due 2008 (SFr 160,000) issued in 1998		13,584

Subtotal	(SFr 310,000)	¥26,607
Deutsche Mark bonds:
5.000% Guaranteed Bonds due 2008 (DM 500,000) issued in 1998		38,196

Subtotal	(DM 500,000)	¥38,196
U.S. Dollar bonds:
6.850% Guaranteed Bonds due 2006 ($250,000) issued in 1996		26,423
6.750% Guaranteed Bonds due 2007 ($400,000) issued in 1997		43,820
6.000% Guaranteed Bonds due 2009 ($700,000) issued in 1999 and 2000		78,319
5.875% Guaranteed Bonds due 2011 ($1,000,000) issued in 2001		116,780
4.625% Guaranteed Bonds due 2015 ($1,200,000) issued in 2005		129,720

Subtotal	($3,550,000)	¥395,062
Pound Sterling bonds:
8.375% Guaranteed Bonds due 2006 (£150,000) issued in 1996		23,841
5.750% Guaranteed Bonds due 2019 (£150,000) issued in 1999		27,585

Subtotal	(£300,000)	¥51,426
Dutch Guilder bonds:
5.750% Guaranteed Bonds due 2007 (NLG300,000) issued in 1997		19,091
French Franc bonds:
5.875% Guaranteed Bonds due 2007 (FFr1,000,000) issued in 1997		21,165
New Zealand Dollar bonds:
6.750% Guaranteed Bonds due 2007 (NZ$100,000) issued in 1997		7,466
Yen bonds:
1.550% Guaranteed Bonds due 2012 issued in 2002		200,000
1.350% Guaranteed Bonds due 2013 issued in 2003		130,000

Subtotal		330,000

Euro bonds:
4.500% Guaranteed Bonds due 2014 (€900,000) issued in 2004		122,040
Total government guaranteed bonds sold in foreign markets		¥1,011,054

Total long-term bonds		¥21,825,203

(1)	Includes current maturities.

(2)	The actual foreign currency amounts of bonds are set forth in parentheses (in thousands of units of the relevant foreign currency) for bonds issued in foreign currencies. Translations of actual foreign currency amounts into yen amounts have been made in accordance with the method stated in Note 2 of the Notes to Financial Statements.